





Exhibit 99.10 ex9910yumaresolutionno912dot.pdf Yuma Resolution No 912 EX 99.10

**Exhibit 99.10**

# *Resolution*

OFFICE OF THE
MAYOR
CITY OF SAN LUIS

## NO. 912

**A RESOLUTION IN SUPPORT OF YMPO'S DEMAND-RESPONSE TRANSIT PROJECT (YCAT), UTILIZING THE CITY'S SHARE OF AZ LTAF II LOCAL TRANSPORTATION FUNDS.**

**WHEREAS,** the City of San Luis recognizes and participates in the Yuma Metropolitan Planning Organization (YMPO) as the regional transportation planning agency that acts on behalf of and for the benefit of regional transit planning within Yuma County, Arizona and the governmental entities within the County of Yuma, State of Arizona; and

**WHEREAS,** the City of San Luis supports the YMPO's Demand-Response Transit project to provide demand-response transit services to the Greater Yuma Area and a trail fixed route bus service from San Luis to Yuma; and

**WHEREAS,** the City of San Luis supports the 2007-2011 YMPO Transportation Improvement Program which includes the Demand-Response Transit Project described above and fixed route bus service; and

**WHEREAS,** the City of San Luis desires that its AZ LTAF II Local Transportation Fund monies for FY 2011 in the amount of $22,183.80 are reassign to the YMPO.

**NOW, THEREFORE BE IT RESOLVED** by the City Council of the City of San Luis, Arizona, that it be known to the Arizona Department of Transportation, that the YMPO is authorized to act on behalf of the City of San Luis, in the acceptance, use and administration of the AZ LTAF II Funds for FY 2011.

**PASSED AND ADOPTED** by the Mayor and Council of the City of San Luis, Arizona, this 12th day of January, 2011.

Juan Carlos Escamilla, Mayor

**ATTEST:**

Sonia Cuello, City Clerk

**APPROVED AS TO FORM:**

Glenn Gimbut, City Attorney